Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: May 28, 2021

Richard Barlow Town Hall Script 5.28.21

START

Welcome everyone. You may be wondering why the shuffle from our regularly scheduled town halls, but if you’ve seen the news ….which I’m sure some of you have….then you already know we have something extremely exciting to tell you.

I’m thrilled to share with you all today, that Wejo has announced the intention of becoming a publicly traded company through a business combination agreement with Virtuoso Acquisition Corp., which is a Special Purpose Acquisition Company, better known as a “SPAC”.

The transaction values Wejo at approximately $1.1 billion and it is expected to close during the second half of this year, at which point we will officially list in the United States and be a public company.

In addition, today we announced Palantir and General Motors as investors, providing crucial validation of our vision, potential and industry leadership.

We are thrilled to have them as strategic partners. No other company in our space can claim such an endorsement from such high calibre experts in both data and automotive. Their support and expertise will be invaluable as we continue to grow.

This is truly a momentous day for Wejo

It’s difficult to put into words how proud I am of each and every one of you for your hard work and dedication since the company’s founding seven years ago, though in fact, it only feels like yesterday

Did you know that our first office was above a Greek restaurant in Manchester? It’s still there by the way! And that I travelled 43 times to Detroit (before COVID) to work with OEMs. Flanked by Wejo’s long-standing, passionate colleagues, we’ve travelled all around Europe, Asia and beyond to build long-term, strategic partnerships with the world’s biggest OEMs and Tier 1s that have got us to where we are today.

Throughout, we’ve remained true to our vision of using connected vehicle data for good, to revolutionize the way we live, work and travel. And we’ve kept our focus on tackling issues that matter most to drivers, OEMs, cities, academics, businesses and people like you and me.

So….a little bit about the transaction, and what we’ve announced….

To start with, who is Virtuoso…

Virtuoso is a publicly traded, like-minded investment company that understands our vision. It’s a holding company that was formed solely for the purpose of finding and funding a company like ours that has the potential to grow and impact its industry in significant ways.

The way the transaction is structured, we will combine with Virtuoso, and upon completion of that business combination, we will continue to operate as Wejo, except we’ll be a public company. Wejo will be listed on a US-based exchange, but our headquarters will remain in the UK.

Becoming a public company will enable Wejo to accelerate our growth and continue building the industry standard within the connected vehicle ecosystem.

Access to public markets will provide Wejo with the capital needed to expand our marketplaces, reach more partners and customers, and realize our vision of making mobility safer, smarter and more sustainable for all. Additionally, a public listing will help the branding and awareness of Wejo for customers, partners, suppliers and the public, which will further help us achieve our mission.

As I mentioned, our public listing will take place upon close of the business combination, which is expected to occur during the second half of 2021 after customary closing conditions are met and regulatory approvals are granted. So, there’s still work to be done between now and our listing day, but I know we’re all up to the task.

In the meantime, though we are growing fast, we will focus on business as usual. It is essential that we all remain focused on our business goals and responsibilities more than ever now that we’ve reached this critical juncture in our story.

Many details are still being worked out, so we will be providing relevant updates and information as we have more to share between now until close. Today is just the beginning of the next incredible phase in our journey.

Please use our internal SharePoint site which has information regarding the transaction, such as Frequently Asked Questions, and a form for you to submit questions, which may be done anonymously.

Lastly, I’d like to remind you that though this is a milestone worth celebrating, please be mindful that we expect a brighter spotlight on the company from this point forward. And there are things we’ll need to consider as a public company that may not have been relevant while we’ve been privately held.

We are all, myself included, restricted from sharing non-public information outside the company, and therefore we must all abide by company policies and guidelines when posting anything to social media. When in doubt, refrain from posting at all or check with us first. If you are contacted by a third party or member of the media, you must decline to comment.

With that, we have a lot to do, starting right now! Let’s do it!

Thank you everyone, and here’s to our next chapter.

END

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.